[Debevoise & Plimpton LLP Letterhead]
July 30, 2010
VIA EDGAR AND BY HAND
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop 4561

Re:	Booz Allen Hamilton Holding Corporation Registration Statement on Form S-1 Filed June 21, 2010 File No. 333-167645
Dear Mr. Kluck:
     This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments contained in your letter, dated July 19, 2010, relating to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
     The Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 1 and three copies of a blacklined version of Amendment No. 1, marked to show all changes from the Registration Statement filed with the Commission on June 21, 2010. Page references in the responses below are to the blacklined version of Amendment No. 1.
     We have also enclosed with the paper copy of this letter supplemental materials responsive to comment 2. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended, the supplemental information is being provided to the staff of the Commission (the “Staff”) on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 1.

Securities and Exchange Commission	Page 2	July 30, 2010
General
1.	Please provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
The Company respectfully advises the Staff that it does not intend to include any graphics, maps, photographs or other artwork in the prospectus, except for the “Booz Allen Hamilton” logo appearing on the cover page of the prospectus included in the Registration Statement and Amendment No. 1.
2.	We note your disclosure on page ii regarding market and industry data. Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
In response to the Staff’s comment, the Company has provided with the paper copy of this letter supplemental materials for the Staff’s review containing the relevant excerpts from all third-party studies, reports and books regarding market and industry data cited or on which the Company relies, marked to identify the portions that support the disclosure included in the prospectus. The Company advises the Staff that it has not funded or commissioned nor is it otherwise affiliated with any of the reports, studies or third-party data cited in the prospectus or upon which the Company relies and no reports, studies or other third-party data were prepared specifically for use in the prospectus. The Company confirms that all third-party data cited in the prospectus is available to the public. With respect to the data provided by Bloomberg Finance L.P. cited in the prospectus, the Company confirms that such data is available to the public for a fee and that the Company has paid the standard subscription fee to obtain such data and, to the best of the Company’s knowledge, it has agreed to the same terms and conditions as any other subscriber. As such, the Company does not believe that it is necessary for Bloomberg Finance L.P. to provide a consent in connection with the filing of the Registration Statement pursuant to Rule 436 of Regulation C. The Company also confirms that all third-party data upon which the Company relies is available to the public. The Company further advises the Staff that its statement of belief on page 81 of the prospectus with respect to the fact that “... the U.S. government is the world’s largest consumer of management and technology consulting services and its demand for such services remains strong...” is based, in part, on the report included in the supplemental materials and marked as 81A. With respect to such report, the Company confirms that it is available to the public for a fee and that the Company has

Securities and Exchange Commission	Page 3	July 30, 2010
paid the standard subscription fee to obtain such report and, to the best of the Company’s knowledge, it has agreed to the same terms and conditions as any other subscriber. As such, the Company does not believe that it is necessary for the source of the report to provide a consent in connection with the filing of the Registration Statement pursuant to Rule 436 of Regulation C. In addition, the Company advises the Staff that the sources for the charts presented in the prospectus are internal and are not industry reports, studies or any other third-party source.
To the extent that the Staff would find it helpful, we are available to discuss any of the supplemental materials and related methodology.
3.	Throughout your prospectus you rely on the use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, we note many of the terms listed on page ii. Because you are using many of these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.
In response to the Staff’s comment, the Company has revised the disclosure to reduce the use of defined terms throughout the prospectus.
4.	The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. We note the following:
•	Lead System Integrators, page 2;

•	Organizational conflicts of interest, or OCI issues; page 3;

•	360-degree assessment process, page 4;

•	ID/IQ contracts; page 18

•	GSA schedules, page 18;

•	GWACs; page 18;

•	Base Realignment and Closure Program, page 79; and

•	War-gaming, page 88.
Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in

Securities and Exchange Commission	Page 4	July 30, 2010
concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.
In response to the Staff’s comment, the Company has revised the prospectus to replace technical jargon with plain English descriptions to the extent possible, and where the Company uses industry terms, the Company has revised the prospectus to explain the meaning of the terms.
Cover Page of Prospectus
5.	Please revise the cover page to include only the names of the lead or managing underwriters. See Item 501(b)(8) of Regulation S-K.
The Company respectfully advises the Staff that each underwriter set forth on the cover page of the prospectus is a manager of the offering. In response to the Staff’s comment, the Company has revised the disclosure on page 156 to clarify the position of each of the underwriters.
Market and Industry Data, page ii
6.	We note your statement that “investors should not place undue reliance on this information.” Please note that you are responsible for the accuracy of the information in your prospectus and therefore, it is inappropriate to imply that investors should not rely on the information contained therein. Please revise accordingly and disclose whether investors can rely on the information from these sources.
In response to the Staff’s comment, the Company has deleted the referenced statement on page ii.
Supplemental Information, page ii
7.	In the prospectus summary, please include a chart that describes the corporate structure of the company, such as its subsidiaries and parent companies.
In response to the Staff’s comment, the Company has added an organizational chart on page 6 that illustrates the structure of the Company.
Prospectus Summary, page 1
8.	We note your summary contains a lengthy description of your competitive strengths, market opportunity and growth strategy. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of

Securities and Exchange Commission	Page 5	July 30, 2010
the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.
In response to the Staff’s comment, the Company has revised the disclosure to substantially reduce the amount of repetitive disclosure in the summary section of the prospectus.
Overview, page 1
9.	Please explain what you mean by the phrase: “We have grown our revenue organically...,” (emphasis added).
In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 52 and 80 to explain that organic growth is growth generated without relying on acquisitions.
10.	Please describe elsewhere in the prospectus, such as the business section, how CAGR is calculated and why this is an appropriate measurement.
In response to the Staff’s comment, the Company has revised the disclosure on page 80 to describe how CAGR is calculated and explain why it is an appropriate measurement.
Go-to Market Matrix, page 2
11.	Please clarify the meaning of the chart presented on page 2.
In response to the Staff’s comment, the Company has revised the heading “Go-To Market Matrix” to “Deployment of Capabilities to Serve Clients” and the related paragraph on pages 2, 86 and 87 to clarify the meaning of the chart.
Our Value Proposition to Our Clients, page 3
12.	We note your discussion of the various government security clearances on page 4. In the business section, please further explain these clearances, such as the difference between Secret clearance and Top Secret clearance.
In response to the Staff’s comment, the Company has revised the disclosure on page 83 to explain the relevant government security clearances.
The Offering, page 7
13.	We note your reference to effecting a stock split prior to the completion of this offering. Please further describe the proposed stock split and the business reason for effecting the split.

Securities and Exchange Commission	Page 6	July 30, 2010
In response to the Staff’s comment, the Company has revised the disclosure on page 9 to state that the stock split is necessary to reduce the per share price of its Class A common stock to a more customary level for an initial public offering and an initial listing on a national securities exchange.
Summary of Historical Consolidated Financial and Other Data, page 9
14.	Please revise to provide a separate discussion for each non-GAAP measure that you are presenting. Also, please provide more disclosure for how each measure is used by management and how they are each useful to an investor. For the Adjusted Net Income measure please disclose the reasons for including each reconciling item.
In response to the Staff’s comment, the Company has revised the disclosure on pages 13 through 16 to provide a separate discussion for each non-GAAP measure and provide additional disclosure for how each measure is used by management and how they are each useful to an investor. The Company also respectfully advises the Staff that the footnotes to the table reconciling Adjusted Net Income to net income on page 15 discloses the nature of the reconciling adjustments, including the fact that they are all related to an unusual, extraordinary or non-recurring occurrence (in this case, the acquisition or the recapitalization transaction).
15.	Please include a quantitative reconciliation of free cash flow to the most directly comparable financial measure determined in accordance with GAAP. Refer to Item 10(e)(1)(i)(A-B) and Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
In response to the Staff’s comment, the Company has revised the disclosure on page 16 to include a reconciliation of Free Cash Flow to net cash provided by operating activities of continuing operations.
16.	We note that you have characterized free cash flow as an operating measure. However, based upon your description on page 12, it appears that free cash flow is a measure of liquidity. Please revise your disclosure to explain why you consider free cash flow to be an operating measure.
In response to the Staff’s comment, the Company has revised the disclosure on page 15 to characterize Free Cash Flow as a measure of liquidity.
Risk Factors, page 15
17.	We note that many of your risk factors contain bulleted lists of specific events or occurrences that could have an effect on your business. To the extent that any

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of these bulleted events could have a material effect on your business, please separately describe such risk under its own risk factor subheading.
In response to the Staff’s comment, the Company has reviewed the bulleted lists that appear in many of its risk factors and concluded that the bulleted items are relevant examples of the risks described under each risk factor subheading and not separate material risks requiring their own risk factor subheading.
18.	We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:
•	Our professional reputation is critical to our business, page 19;

•	We face intense competition from many competitors..., page 21;

•	We may have adverse judgments or settlements in legal disputes, page 22;

•	Our business may be adversely affected if we cannot collect our receivables, page 25; and

•	There may be a delay in the completion of the U.S. government’s budget process, page 28
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.
In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 23, 25, 27 and 30 to identify briefly in the subheadings the specific risks as they apply to the Company.
19.	Please discuss in greater detail the professional liability insurance program discussed on page 23. To the extent applicable, please include a separate risk factor with respect to the possible occurrence of those events that might exceed the scope of your insurance.
The Company has revised the risk factor on page 25 to delete the reference to its professional liability insurance program in connection with the risk of incurring losses if the security of its systems is breached. The Company respectfully advises the Staff that it does not believe there is a material risk associated with its professional liability insurance

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program and that it believes that the risk that losses could exceed insurance limits is a generic risk that could apply to any issuer.
Risks Related to Our Industry, page 26
Our U.S. government contracts may be terminated by the government at any time..., page 26
20.	We note the bullet point that discloses the government’s ability to “claim rights in solutions, systems and technology produced by [you].” Please revise to present clearly the risk that clients may be able to appropriate your work-product and discuss in greater detail the negative impact such actions by clients would have on you and the impact that such actions may have had in the past, or explain to us why further disclosure is not applicable.
In response to the Staff’s comment, the Company has revised the disclosure on page 29 to more clearly present the risk that clients may be able to appropriate its work-product and discuss in greater detail the negative impact such actions by clients could have on it. The Company respectfully advises the Staff that such actions have not had a material impact on the Company in the past.
The Acquisition and Recapitalization Transaction, page 42
21.	We note your disclosure on page 42 that Booz Allen Investor and its affiliates paid the purchase price for the acquisition through current and deferred cash payments, stock and options in Booz Allen Holding and the assumption by Booz Allen Investor of certain indebtedness. We also note your disclosure on page 61 that Booz Allen Holding acquired Booz Allen Hamilton for total consideration of $1,828.0 million and other disclosure regarding the fair value of the new shares of common stock exchanged for shares previously issued. Please clearly disclose in this section the different components and amounts that make up the total consideration paid by Booz Allen Investor and its affiliates to acquire Booz Allen Hamilton.
In response to the Staff’s comment, the Company has revised the disclosure on page 44 to present the different components and amounts included in the total consideration for the acquisition.
Financing the Merger, page 43
22.	We note your disclosure in this section that, “[t]o fund the aggregate consideration, Booz Allen Investor and Booz Allen Hamilton entered into a series of financing transactions...” We note that that the total consideration of $1,828 million, as disclosed on page 61, does not reconcile with the aggregate

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consideration listed in this section. Please reconcile and discuss in greater detail how the listed transactions funded the aggregate consideration.
In response to the Staff’s comment, the Company has revised the disclosure on page 45 to clarify that Booz Allen Investor and Booz Allen Hamilton entered into the various financing transactions in order to fund aggregate consideration for the acquisition, repay certain indebtedness in connection with the acquisition and provide working capital.
Recapitalization Transaction, page 44
23.	Please discuss in greater detail the purpose of the Recapitalization Transaction and the effect that this transaction had on the company’s financial position. It may also be helpful to discuss the effect of this transaction in the Liquidity and Capital Resources section.
In response to the Staff’s comment, the Company has revised the disclosure on page 46 to clarify the purpose of the recapitalization transaction. The Company respectfully advises the Staff that it believes that the material impacts of the recapitalization transaction on the Company’s financial position, including the incurrence of debt under the Tranche C term loan, the payment of the special dividend and the related impact on its outstanding options and the repayment of a portion of the deferred payment obligations, are adequately disclosed qualitatively and quantitatively on page 47. In addition, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes: (1) quantitative and qualitative disclosure regarding the impact of the recapitalization transaction under “—The Recapitalization Transaction” on page 63 and (2) disclosure regarding the impact of the recapitalization transaction on the Company’s cash flows under “Liquidity and Capital Resources—Cash Flows—Net Cash from Financing Activities” on page 76 and disclosure regarding the debt incurred in connection with the recapitalization transaction under “Liquidity and Capital Resources —Indebtedness” on page 76.
24.	We note that the amendments to the credit facilities waived certain covenants to permit the Recapitalization Transaction. Please discuss in greater detail what covenants were waived and the terms agreed upon to waive such covenants.
In response to the Staff’s comment, the Company has revised the disclosure on page 47 to discuss which covenants were waived and under what terms the lenders agreed to waive such covenants.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Contract Backlog, page 54
25.	We note your statement that you “view growth in total backlog and headcount growth as the two key measures of [y]our business growth.” Please discuss in more detail why headcount growth is a key measure in your business growth.
In response to the Staff’s comment, the Company has revised the disclosure on page 56 to discuss in more detail why headcount growth is a key measure in its business growth.
26.	We note your disclosure that program schedule changes and contract modifications are your primary risk with respect to whether or not potential revenue will ever be realized from the backlog. Please include disclosure regarding the frequency with which these or other negative factors or occurrences result in unrealized revenue from backlog. Such disclosure should provide investors with information to better understand and analyze your backlog performance, both past and present.
In response to the Staff’s comment, the Company has revised the disclosure on page 56.
Operating Costs and Expenses, page 55
27.	We note the disclosure that “[i]ncentive compensation generally increases as we report higher revenue.” It is unclear if this is a result of increased headcount, increased compensation per existing staff and management persons, or a combination. Please explain this disclosure further and include in the discussion how gains from operations are and will be used in the future. That is, clarify to what extent shareholders can expect efficiency and other marginal gains to go towards company growth or instead employee compensation.
The Company has revised the disclosure on page 56 to delete the reference to incentive compensation. The Company respectfully advises the Staff that, due to the fact that increased revenue does not materially and disproportionately cause incentive compensation to increase, the Company believes that the deletion of a specific reference to incentive compensation is appropriate.
Results of Operations, page 62
Fiscal 2010 Compared to Pro Forma 2009, page 64
28.	Please expand your period-on-period disclosure to explain in more detail the changes between periods. For example, please discuss why there was a

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deployment of 1,500 net additional consulting staff during fiscal 2010. Please revise accordingly throughout.
In response to the Staff’s comment, the Company has revised the disclosure on page 66 to explain in more detail the changes between periods.
Liquidity and Capital Resources, page 72
29.	We note your disclosure that you do not currently intend to pay dividends and that your ability to pay dividends is limited by restrictions in your credit agreements. We also note that the company recently paid dividends. Please reconcile.
In response to the Staff’s comment, the Company has revised the disclosure on page 74 to clarify that it does not currently expect to declare or pay regular or special dividends on its Class A common stock for the foreseeable future. The special dividends paid in July and December 2009 were special and extraordinary in nature and the Company does not intend to declare or pay any similar special dividends in the foreseeable future.
Capital Structure and Resources, page 75
30.	Please disclose the amount of stockholders’ equity as of March 31, 2009.
In response to the Staff’s comment, the Company has revised the disclosure on page 77 to include the amount of stockholders’ equity as of March 31, 2009.
Business, page 78
Patents and Proprietary Information, page 92
31.	Please disclose the duration of all patents, trademarks and licenses held. Refer to Item 101(c)(1)(iv) of Regulation S-K for guidance.
The Company respectfully advises the Staff that it has disclosed on page 95 that it is not materially dependent on any patents, trade secrets or licenses other than licenses to commercially available third-party software. To the extent that any such software licenses are subject to renewal, the Company expects to be able to renew on customary terms. With respect to trademarks, the Company has noted on page 96 that registered trademarks have perpetual life so long as they are timely renewed and continue to be used properly as trademarks. In response to the Staff’s comment, the Company has revised the disclosure on page 96 to include the earliest renewal date related to its material registered trademarks.

Securities and Exchange Commission	Page 12	July 30, 2010
Legal Proceedings, page 94
32.	With respect to the legal proceeding involving the former officers and stockholders of the Predecessor, please disclose the date the action was instituted. Refer to Item 103 of Regulation S-K for guidance.
In response to the Staff’s comment, the Company has revised the disclosure on page 97 to disclose the dates that the actions were instituted.
Management, page 96
33.	We note your disclosure on page 99 about the exemptions for controlled companies. Please also disclose the information required by Item 407(a) of Regulation S-K or advise.
The Company respectfully advises the Staff that it is continuing to consider board independence matters and will revise the disclosure regarding the exemptions for controlled companies once relevant decisions, including the stock exchange on which the Company will apply to list its Class A common stock, have been made.
Executive Compensation, page 104
34.	Please discuss in more detail how the executive compensation survey data is used in determining your executive officers’ compensation.
In response to the Staff’s comment, the Company has revised the disclosure on page 108.
Elements of Compensation, 105
35.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the cash compensation and long-term equity incentive awards that he did. For example, you should discuss each named executive officer individually and discuss how and why the compensation committee came to the compensation decision that it did with respect to that named officer. Please refer to Item 402(b) of Regulation S-K for guidance.
In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110.

Securities and Exchange Commission	Page 13	July 30, 2010
Cash Compensation, page 105
36.	We note that the actual Bonus EBITDA exceeded target Bonus EBITA by $62.8 million and therefore, the compensation committee increased the bonus pool by approximately $25.4 million, which represented a portion of the excess. Please revise to further describe why the committee determined that $25.4 million was an appropriate amount to increase the bonus pool.
In response to the Staff’s comment, the Company has revised the disclosure on page 110.
Compensation Committee Interlocks and Insider Participation, page 120
37.	Please provide the information required by Item 407(e)(4) of Regulation S-K as of the last completed fiscal year.
In response to the Staff’s comment, the Company has revised the disclosure on pages 123 and 124.
Description of Certain Indebtedness, page 134
38.	For each of the credit facilities described in this section, please disclose the actual date that it is expected to mature or explain to us why such information is not available.
In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 140 to include the date each credit facility is expected to mature.
39.	Please discuss in greater detail any provisions restricting the declaration of dividends.
In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 140 to discuss in greater detail the provisions restricting the declaration of dividends.
Description of Capital Stock, page 143
40.	Please revise to disclose the amount of authorized stock that is provided by your organizational documents or explain why such information is not available.
The Company respectfully advises the Staff that it will revise its description of capital stock to disclose the amount of authorized stock that is provided by its organizational documents once the Company has determined the ratio for its stock split and filed its amended and restated charter with the Delaware Secretary of State.

Securities and Exchange Commission	Page 14	July 30, 2010
Underwriting, page 154
41.	Please revise to briefly describe the “certain liabilities” for which you have agreed to indemnify the underwriters. Refer to Item 508(g) of Regulation S-K.
The Company respectfully advises the Staff that the form of underwriting agreement will be filed as an exhibit to the Registration Statement prior to effectiveness. Section 9 of the underwriting agreement will contain the indemnity provisions. The Company believes the referenced disclosure in the “Underwriting” section of the prospectus within the Registration Statement is consistent with that contained in the vast majority of prospectuses and also complies with Item 508(g) of Regulation S-K, which requires a “brief description” of the indemnified obligations.
Conflicts of Interest, page 157
42.	Please include appropriate risk factor disclosure regarding the conflict of interest presented by one of your underwriters or explain why you believe this is not a material risk.
The Company respectfully advises the Staff that although Credit Suisse Securities (USA) LLC is a managing underwriter of the offering, Morgan Stanley & Co. Incorporated and Barclays Capital Inc. have assumed the primary role with respect to due diligence and drafting of the prospectus. Further, the several underwriters will collectively discuss and recommend an initial public offering price per share to the Company. Accordingly, the Company does not believe that the Credit Suisse Securities (USA) LLC’s conflict of interest presents a material risk to the Company or investors.
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
43.	We note from your disclosure on page F-12 that revenues and expenses related to reimbursable out-of-pocket expenses are recorded on a gross basis. Please separately state the amount of revenue recognized from reimbursable expenses on the face of the statement of operations.
In response to the Staff’s comment, the Company has revised the disclosure on page F-12 to clarify the components of billable expenses. The Company believes that the presentation of revenue on the face of the statement of operations is made in accordance with ASC 605-35. The Company respectively advises the Staff that the amount of out-of-pocket expenses represents 5.2%, 7.9%, 6.4%, and 4.9% of total revenue for fiscal 2008, the four months ended July 31, 2008, the eight months ended March 31, 2009 and fiscal 2010, respectively. We do not believe such amounts are material for disclosure purposes.

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Consolidated Statements of Cash Flows, page F-5
44.	Please tell us why you did not recognize a financing cash inflow from the issuance of redeemable common stock in fiscal 2008.
In response to the Staff’s comment, the Company has reevaluated the presentation of cash flows from continuing operations and discontinued operations and revised the presentation of cash flows on page F-5. The Company supplementally advises the Staff that $24.0 million of the $42.8 million reflected in the statement of stockholders’ equity represented non-cash transactions.
Note 4. Business Combination, page F-17
45.	Please tell us how you have accounted for the remaining amounts in spin-off, indemnification and working capital escrow accounts as of March 31, 2010.
The Company supplementally advises the Staff that, as of March 31, 2010, there was no amount remaining in the working capital escrow and there were amounts remaining in the spin-off and indemnification escrows. At the time of the purchase of the Predecessor by Booz Allen Holding, all escrow payments were deposited to a third party holder controlling the distribution of those funds. The purchase consideration placed into the escrow account at the date of acquisition was recorded in its goodwill balance.
Note 17. Stock-Based Compensation, page F-32
December 2009 Dividend and July 2009 Dividend, page F-36
46.	Please clarify in your disclosure why no additional compensation expense was recognized as a result of the modifications to Rollover Plan and EIP option in connection with the December 2009 and July 2009 dividends. Refer to ASC 718-20-35-6.
In response to the Staff’s comment, the Company has revised the disclosure on page F-36 to include a discussion regarding the reasons for no additional compensation expense as a result of the option modifications.
47.	Please clarify in your disclosure why only $34.4 million of the $54.4 million cash liability to be paid upon the exercise of options reduced to an exercise price of $0.01 has been recorded on your balance sheet.
In response to the Staff’s comment, the Company has revised the disclosure on page F-36 to include a discussion of the basis for recording a $34.4 million liability. In addition, the Company supplementally advises the Staff that recording the full amount of the potential cash payment would not be appropriate because there are service conditions associated with

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the rollover options which must be fulfilled in order for the options to vest. Therefore, the Company records the liability as the rollover options vest.
Part II — Information Not Required In Prospectus, page II-1
Item 15. Recent Sales of Unregistered Securities, page II-3
48.	Please revise to indicate the specific rule under Regulation D that you relied upon and describe the facts relied upon to meet the exemptions claimed, including those under Section 4(2) and Rule 701, for your recent sales. See Item 701 of Regulation S-K for guidance.
In response to the Staff’s comment, the Company has revised the disclosure on pages II-3 and II-4 to indicate the specific rule under Regulation D that it relied upon and to describe the facts it relied upon to meet the exemptions claimed.
Item 16. Exhibits and Financial Statement Schedules, page II-3
49.	Please submit all exhibits as promptly as possible. Please also consider providing us with a draft of your legality opinion with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
The Company acknowledges the Staff’s comment and will submit all exhibits as promptly as possible. The draft Debevoise & Plimpton LLP legality opinion is attached as Exhibit A to this letter.
50.	Refer to the material contracts filed as exhibits 10.1, 10.2, 10.3 and 10.5 to your registration statement. We note that the contracts, as filed, omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next amendment.
     In response to the Staff’s comment, the Company has amended Exhibits 10.1, 10.2 and 10.3 to include an exhibit that was previously omitted. The Company respectfully advises the Staff that it has only omitted certain exhibits that it believes are not material to investors because such exhibits are outdated and provide no information with respect to the terms of the transactions.

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* * * *
     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Mariana França Pereira at (212) 909-6399.
Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	CG Appleby Booz Allen Hamilton Holding Corporation Ian Fujiyama The Carlyle Group George Quinn Ernst & Young LLP Rachel Sheridan Latham & Watkins LLP

Exhibit A
DRAFT — July 30, 2010
[Letterhead of Debevoise & Plimpton LLP]
[•]
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102
Registration Statement on Form S-1
of Booz Allen Hamilton Holding Corporation
(Registration No. 333-167645)

Ladies and Gentlemen:
     We have acted as special counsel to Booz Allen Hamilton Holding Corporation, a Delaware corporation (the “Registrant”), in connection with the filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of a Registration Statement on Form S-1 (File No. 333-167645) (the “Registration Statement”) relating to an initial public offering (the “Offering”) of [•] shares (the “Primary Shares”) of the Registrant’s Class A Common Stock, par value $0.01 per share (the “Common Stock”), to be issued and sold by the Company, [•] shares of Common Stock (the “Optional Shares”) to be sold by the Company to the extent the underwriters for the Offering exercise their option to purchase additional shares of Common Stock and any additional shares of Common Stock that may be registered in

Booz Allen Hamilton Holding Corporation	2	[ • ]
accordance with Rule 462(b) under the Act (such additional shares, together with the Primary Shares and the Optional Shares, the “Shares”) pursuant to an underwriting agreement to be entered into among the Registrant and the several underwriters named in Schedule I to the underwriting agreement (the “Underwriting Agreement”).
     In rendering the opinions expressed below, (a) we have examined and relied on the originals, or copies certified or otherwise identified to our satisfaction, of such agreements, documents and records of the Registrant and its subsidiaries and such other instruments and certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others as we have deemed necessary or appropriate for the purposes of such opinions, (b) we have examined and relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of public officials, officers and representatives of the Registrant and its subsidiaries and others delivered to us and the representations and warranties contained in or made pursuant to the Underwriting Agreement and (c) we have made such investigations of law as we have deemed necessary or appropriate as a basis for such opinions. In rendering the opinions expressed below, we have assumed, with your permission, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as certified, conformed or reproduction copies and (iv) the legal capacity of all natural persons executing documents.
     Based upon and subject to the foregoing and the assumptions, qualifications and limitations hereinafter set forth, we are of the opinion that the Shares to be sold to the Underwriters by the Registrant pursuant to the Underwriting Agreement have been duly authorized and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable under the laws of the State of Delaware.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to the reference to our firm under the caption “Legal Matters” in the Prospectus forming a part thereof and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the Offering. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.
     We are members of the bar of the State of New York. We express no opinion as to the laws of any jurisdiction other than the laws of the State of Delaware as currently in effect.
Very truly yours,